                                                                         99(A) 4

           [LOGO]

                                                                    July 9, 1999

                       GENERAL NUTRITION COMPANIES, INC.
                                300 SIXTH AVENUE
                              PITTSBURGH, PA 15222

To the Stockholders of General Nutrition Companies, Inc.:

    I am pleased to report that on July 5, 1999, General Nutrition Companies, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Koninklijke Numico N.V., a company incorporated under the laws of The Netherlands ("Numico"), and Numico Investment Corp., a Delaware corporation and an indirect wholly owned subsidiary of Numico (the "Purchaser"). The Merger Agreement provides for the acquisition of all outstanding shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock") by the Purchaser at a price of $25.00 per share, net to the seller in cash, without interest. Under the terms of the proposed transaction, the Purchaser has commenced a tender offer (the "Offer") for all of the outstanding shares of Common Stock at $25.00 per share, net to the seller in cash, without interest. The Offer is currently scheduled to expire at 12:00 Midnight, New York City time, on Thursday, August 5, 1999, unless otherwise extended.

    Following the successful completion of the Offer and upon approval by a stockholder vote, if required, the Purchaser will be merged with and into the Company (the "Merger") and all shares of Common Stock not purchased in the Offer will be converted into the right to receive, without interest, an amount in cash equal to the amount paid pursuant to the Offer.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES OF COMMON STOCK AND RECOMMENDS THAT ALL HOLDERS OF SHARES OF COMMON STOCK TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

    Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 and the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, each filed by the Company with the Securities and Exchange Commission. The Board of Directors of the Company has received an opinion, dated July 3, 1999, of Morgan Stanley & Co. Incorporated, financial advisor to the Company, that the $25.00 per share cash consideration to be paid in the Offer and the Merger to the holders of shares of Common Stock is fair, from a financial point of view, to such holders. A copy of this opinion is attached to the Schedule 14D-9.

    Also accompanying this letter is a copy of the Offer to Purchase and related materials of Numico and the Purchaser, including a Letter of Transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of the Offer and provide instructions for tendering your shares of Common Stock.

    WE URGE YOU TO READ EACH OF THE ENCLOSED MATERIALS CAREFULLY.

    The management and directors of the Company thank you for the support you have given the Company.

                                          Sincerely,

                                                   [LOGO]

                                          William E. Watts
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER